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                   MDS INC. TO BENEFIT FROM HEMOSOL TAX LOSSES

TORONTO, CANADA - FEBRUARY 12, 2004... MDS Inc. (TSX: MDS, NYSE: MDZ) today announced that it has entered into an agreement with Hemosol Inc. (NASDAQ: HMSL,
TSX: HML) that, in return for a cash payment of $16 million and certain other consideration, will allow MDS to utilize the accumulated income tax losses and other tax assets of Hemosol through a reorganization of certain MDS diagnostics assets and Hemosol.

The assets and liabilities of Hemosol will be transferred to a new company to be called Hemosol Corp. MDS's interest in Hemosol Corp. will be proportionate to its existing holdings in Hemosol Inc.

MDS estimates the present value benefit of the transaction to be approximately $55-60 million, which will be realized over the next several years.

Completion of the transaction is subject to a number of conditions, including approval by Hemosol shareholders. Further details regarding this transaction will be available in the Hemosol information circular which will be mailed in the next few weeks.

At MDS Inc., our more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. We focus on helping discover and test new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. (TSX: MDS; NYSE: MDZ), at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

FOR FURTHER INFORMATION CONTACT:

MEDIA INQUIRIES                                INVESTOR INQUIRIES
Mike Nethercott                                Sharon Mathers
Vice-President, Corporate Marketing &          Vice-President Investor Relations
Communications                                 416-675-6777 ext. 2695
416-675-6777 ext. 2656

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